
investor


03050624

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 23, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure



82-34698

03 APR 29 AM 7:21

Interim Report January – March 2003

Investor's net asset value on March 31, 2003 amounted to SEK 58,869 m. (SEK 77 per share), compared with SEK 62,869 m. (SEK 82 per share) on December 31, 2002.

The value of Investor's total assets was SEK 76,189 m. on March 31, 2003, as against SEK 79,227 m. at year-end 2002.

Net debt amounted to SEK 17,320 m. on March 31, 2003 (SEK 16,358 m. on December 31, 2002), corresponding to 23 percent of total assets (21). At the end of the period, cash and short-term investments totaled SEK 10,786 m. (5,361).

The value of Investor's Core Holdings declined SEK 3,984 m. during the first three months of the year. AstraZeneca accounted for SEK -1,474 m. of the decrease, Gambro for SEK -892 m., and Ericsson for SEK -852 m. The value of the holding in SEB increased by SEK 140 m.

The value of New Investments changed by SEK -29 m. during the period. Investments totaled SEK 326 m. and shares were sold for SEK 474 m.

The total return on Investor shares was -6 percent in the first three months of 2003, compared with a 2-percent positive return in the corresponding period of 2002.

Investor's key figures

(SEK)	3/31 2003	12/31 2002	3/31 2002
Assets, SEK m.	76 189	79 227	130 400
Net debt, SEK m.	-17 320	-16 358	-11 717
Net asset value, SEK m.	58 869	62 869	118 683
Net asset value per share, SEK	77	82	155

Development during the quarter	January-March 2003	January-March 2002
Change in net asset value, SEK m.	-4 000	399
Change in net asset value, percent	-6	0
Income after tax, SEK m.	113	824
Total return, percent	-6	2

The interim report can also be accessed on the Internet at www.investorab.com

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder

President's comments

The first quarter of the year was heavily influenced by political and economic events and ended up being dominated by the situation in Iraq. In addition to the unsure geopolitical climate, there is increased uncertainty about the global economy and many growth forecasts have been cut back. Late in the quarter, growing concerns about the spread of the SARS pneumonia also had a negative impact on business activity. These developments were all reflected on the world's stock exchanges, which were generally weak and volatile. The Stockholm Stock Exchange was down 8 percent at the end of March and had declined by as much as 11 percent at one point during the quarter. Investor's net asset value declined by 6 percent, roughly in line with the Stockholm exchange. Against the background of the uncertain economic environment, corporate earnings results for the first quarter are of particular interest to investors.

The continuing decline of stock exchanges and the weak economy have not resulted in reduced activity within Investor. New direct investments were few in number during the quarter, however. On the other hand, work on ownership issues has been intensive. Among other activities, the nomination processes for the spring annual general meetings of core holdings have been in their final phase. When evaluating and recruiting board members, as well as other senior executives, Investor's principle is always to base this work on the specific needs and circumstances of each company in order to find the right people.

At Ericsson's annual general meeting on April 8, Carl-Henric Svanberg took office as new President and CEO. He has been managing a successful international group, and in our opinion, he and the new corporate management team have strong potential to lead Ericsson to profit recovery. During the quarter it was also announced that work would be continued to resolve the voting rights issue, and Investor is actively participating in this process.

AstraZeneca continues to report strong sales growth for products such as Arimidex (oncology), Nexium (gastrointestinal), and Seroquel and Zomig (central nervous system). The company also announced promising research results for Exanta, a drug preventing blood clots, and is planning to submit an application to the U.S. and European regulatory agencies later this year. Crestor, a statin that reduces cholesterol, received its first market approval in several European countries and Canada during the quarter and is now being launched. Approval of Crestor is expected in the U.S. during 2003. An application has also been submitted in Europe for Iressa, a cancer drug that has only been marketed in Japan up to now. The U.S Food and Drug Administration (FDA) is expected to announce its decision on Iressa in the second quarter. AstraZeneca has thus entered an exciting phase with several new pharmaceuticals in different launch stages.

During the quarter SEB announced that its cost reduction program, launched in 2001, achieved targets one quarter earlier than planned, which helped SEB increase earnings in 2002 despite the weak economy. SEB's trend of customer satisfaction is also clearly positive. The bank's sound financial position is comforting in the current uncertain market environment, and the trend of the SEB share price has been positive so far this year.

Several other core holdings also demonstrated during the fourth quarter of 2002 that measures to improve profitability have started to produce results. Scania's and Saab's earnings performance are examples.

Within New Investments, the investment pace was limited during the first quarter. Primarily follow-on investments were made in existing holdings whose future potential is considered strong. Some exits were realized and EQT's holding in Dahl was refinanced. In the quarterly review of Investor Growth Capital's holdings, a number of companies reported stabilizing or improving business conditions, although the values of a few small holdings were written down marginally. Investor's valuation principles for unlisted holdings do not allow any write-ups except in conjunction with exits or listings. However, the financial market environment remains unreceptive to these types of transactions.

Hi3G is now weeks from launching its first 3G services. The build-out of the network and development of technology and services will continue at an undiminished pace to achieve good coverage and high customer satisfaction. The estimate that Investor's investment in Hi3G will total SEK 4-5 billion remains valid.

The focus on costs has continued within Investor and resulted in lower expenses in the first quarter, compared with the corresponding period last year. The company's liquidity has also been strengthened in order to maintain sound financial strength and flexibility. Cash and cash equivalents currently total in excess of SEK 10 billion, before the dividend payment to shareholders, and the average maturity of the debt portfolio has been extended to more than six years.

As holdings continue to focus on profitability and a strong financial position, it is important that they lift their sights and also invest for the future. This will enable them to strengthen their long-term competitiveness and achieve profitable growth. Investor's task is to provide support for this effort while we continue our search for and evaluate new and attractive business opportunities.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On March 31, 2003, Investor's net asset value amounted to SEK 58,869 m. (118,683)[1], corresponding to SEK 77 per share (155). At year-end 2002, Investor's net asset value amounted to SEK 62,869 m. or SEK 82 per share.

Investor's net asset value

	3/31 2003		12/31 2002	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	77	59 270	83	63 304
New Investments	17	12 737	16	12 860
Other Holdings	4	3 165	4	2 936
Other Operations	2	1 592	2	1 480
Other assets and liabilities	-1	-575	-2	-1 353[2]
Total assets	**99**	**76 189**	**103**	**79 227**
Net debt	-22	-17 320	-21	-16 358[2]
Total net asset value	**77**	**58 869**	**82**	**62 869**

Investor's net asset value changed by SEK -4,000 m. (399) or by -6 percent (0) in the first three months of the year.


Change in net asset value
SEK bn.
SEK/share
200
150
100
50
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
3/31 2003
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

1) Figures in parentheses refer to the corresponding date/period of the preceding year.
2) Adjusted by SEK 124 m. for a receivable relating to Hi3G that is no longer included in the calculation of net debt.

During the three-month period Core Holdings changed the net asset value by SEK -3,658 m. (-61), New Investments by SEK -61 m. (-312), Other Holdings by SEK 56 m. (674) and Other Operations by SEK -15 m. (303).

See Appendix 1, page 13, for a detailed presentation of each business area's effect on the change in net asset value.

Investor shares

The total return[3] on Investor shares was -6 percent in the first three months of the year (2). The total return was -56 percent during the past 12-month period (-3).

The annual average total return on Investor shares has been 13 percent during the past 20-year period.


Average total return, percent
Reporting period
5 years
10 years
20 years
Annual average total return (share price performance including reinvested dividends) for Investor shares on March 31, 2003.
Source: SIX AB

The discount to net asset value was 36 percent on March 31, 2003, compared with 37 percent at year-end 2002.

For more information: share.investorab.com

3) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business area on March 31, 2003


Healthcare (39%)
Technology (21%)
Engineering (20%)
Financial Services (14%)
Other (6%)

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	27 483	7 457	13 529	10 801	-	**59 270**
New Investments, listed	678	419	52	-	-	**1 149**
New Investments, unlisted	1 632	5 763	1 015	10	3 168	**11 588**
Other	-	1 907	586	-	1 689	**4 182**
Total	**29 793**	**15 546**	**15 182**	**10 811**	**4 857**	**76 189**

Core Holdings

No investments were made in the first three months of the year in the Core Holdings portfolio (SEK 334 m. in the corresponding period of 2002). Shares were sold for SEK 50 m. (0) and consisted of 7,785,616 shares in Ericsson that were sold to Ericsson's newly appointed CEO.

Development of Core Holdings

SEK m.	1/1-3/31 2003	1/1-3/31 2002
Realized results	-41	-
Change in surplus value, etc.	-3 943	-586
Change in value	**-3 984**	**-586**
Dividends	365	566
Operating costs	-39	-41
Effect on net asset value	**-3 658**	**-61**

The value of Investor's Core Holdings changed by SEK -3,984 m. (-586) during the three-month period. Dividends from the Core Holdings amounted to SEK 365 m. (566) during the first quarter.

AstraZeneca, Gambro and Ericsson had the largest negative change in value, decreasing by SEK -1,474 m., SEK -892 m. and SEK -852 m., respectively. SEB and WM-data contributed positively, increasing net asset value by SEK 140 m. and SEK 18 m., respectively.


Value trend, Core Holdings
January 1, 2003 - March 31, 2003
SEB 140
WM-data 18
-36 Electrolux
-62 OM
-72 Scania
-78 Atlas Copco
-108 Saab AB
-566 ABB
-852 Ericsson
-892 Gambro
-1 474 AstraZeneca
SEK m.
-2000
-1000
0
1000

For more information: ch.investorab.com

Core Holdings on March 31, 2003

	Number of shares[1] 3/31 2003	Market value SEK/share 3/31 2003	Market value SEK m. 3/31 2003	Share price perform-ance[2] 2003 (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2002	Market value SEK m. 12/31 2002
Healthcare									
AstraZeneca	86 665 810	33	25 046	-6	33	5	5	35	26 520
Gambro	68 638 225	3	2 437	-27	3	20	26	4	3 329
		36	**27 483**		**36**			**39**	**29 849**
Technology									
Ericsson	844 461 516	6	4 938	-13	6	5	38	8	5 840
Saab AB	21 611 925	3	1 967	-5	3	20	36	3	2 075
WM-data	70 302 500	1	552	3	1	18	31	1	534
		10	**7 457**		**10**			**12**	**8 449**
Engineering									
Atlas Copco	31 454 971	7	5 269	-1	7	15	21	7	5 347
Scania	18 170 073	4	2 948	-2	4	9	15	4	3 020
ABB[4]	120 067 731	3	2 667	-20	4	10	10	4	3 235
Electrolux	19 663 190	3	2 645	-2	3	6	24	3	2 681
		17	**13 529**		**18**			**18**	**14 283**
Financial Services									
SEB	139 672 295	13	10 266	1	13	20	21	13	10 126
OM	14 350 507	1	535	-10	1	17	17	1	597
		14	**10 801**		**14**			**14**	**10 723**
Total		**77**	**59 270**		**78**			**83**	**63 304**

[1] Holdings, including any shares on loan.
[2] Most actively traded class of share.
[3] After full dilution.
[4] Market value includes holding in ABB's convertible bonds.

New Investments

A total of SEK 326 m. was invested in the first three months of the year (833). Holdings were sold for a total of SEK 474 m. (532). Realized results of divestments in the first quarter totaled SEK -2 m. (101). Write-downs amounted to SEK +168 m. (-110) during the period, consisting of write-downs in the amount of SEK -184 m. (-455) and reversals of previous write-downs totaling SEK +352 m. (+345). The reversed write-downs refer mainly to divested investments for which the previous write-downs were transferred to realized results (see "Valuation principles for New Investments" on page 9).

Development of New Investments

SEK m.	1/1-3/31 2003	1/1-3/31 2002
Realized results	-2	101
Write-downs	168	-110
Change in surplus value, etc.	-195	-246
Change in value	**-29**	**-255**
Dividends	42	15
Operating costs	-74	-72
Effect on net asset value	**-61**	**-312**

The value of New Investments decreased SEK 29 m. in the first quarter (-255).

For more information: ni.investorab.com


New Investments by development stage and venture capital funds
Mature stage (48%)
Expansion stage (20%)
Early stage (9%)
b-business partners (13%)
Holdings in other funds (10%)

New Investments – 10 largest listed companies[1]

Company	Sector	Owner -ship (%)	Share price performance 2003 (%)	Market value[2] (SEK m.) 3/31 2003	Market value[2] (SEK m.) 12/31 2002
ASM Pacific	IT	4.3	24.3	274	229
Kyphon	HC	11.6	-2.8	238	241
Axcan	HC	5.7	-12.0	178	273
ISTA Pharma	HC	25.7	81.6	130	76
Intuitive Surgical	HC	6.9	4.9	125	123
Amkor	IT	1.1	8.6	71	68
Lycos Europe	IT	4.9	0.0	47	47
Nilörn	OTH	18.3	-6.3	21	23
United Pacific	IT	13.4	-10.9	21	24
Perlos	IT	1.4	-43.4	20	35
Other, listed		-	-	24	34
Total, listed		-	-	**1 149**	**1 173**
Unlisted		-	-	11 588	11 687
Total, New Investments				**12 737**	**12 860**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value includes any exchange rate effects.


Number of New Investments, by size
No.
80
70
60
50
40
30
20
10
0
1-10
11-50
51-100
101-500
501-
Market value, SEK m

Investor Growth Capital

Investor Growth Capital remained cautious about making new investments. In the first quarter, a new investment was made in BMI Asia Inc., a Chinese company producing business support software for telecom operators. A number of follow-on investments were also made, including AlphaHelix, Kunskapsskolan, Optillion, Metcon Medicin and Paratek Microwave.

Market value of New Investments on March 31, 2003

	3/31 2003		12/31 2002	
	SEK/share	SEK m.	SEK/share	SEK m.
Investor Growth Capital	10	7 954	10	7 942
EQT	6	4 341	5	4 465
Investor Capital Partners – Asia Fund	1	442	1	453
Total	**17**	**12 737**	**16**	**12 860**


3%
34%
63%
Investor Growth Capital
EQT
Investor Capital Partners

In the new investments business in Asia, the buyer of imGO exercised its option to sell holdings in China Green, Infotalk, IP Infusion, iSilk and Ness Display to Investor Growth Capital. The purchase price was USD 13 m.

In the first quarter, part of the holding in Axcan Pharmaceuticals was divested, as well as a few fund-related holdings.

In the first quarter b-business partners implemented a cost-efficiency program involving some staff cuts and the closing of its Munich office. As announced earlier, Lennart Johansson took over as new CEO of b-business partners on April 1, 2003. Up to March 31, 2003, b-business partners' investments totaled approximately EUR 92 m.

For more information: igc.investorab.com

EQT

No new investments were made in the first quarter. During the period Nordic Info (Denmark) was sold to Experian (U.K.). The remaining holding in Ballingslöv (Sweden) was also divested.

The EQT holding Dahl has developed positively over the past four years and the company has been able to reduce its debt gradually. Due to this positive performance, Dahl's owners have been able to create a more efficient capital structure for the company. In March, Dahl was refinanced, which released capital to its owners. The EQT Scandinavia II fund retained its holding. Investor received SEK 173 m. through its participation in EQT Scandinavia II.

On March 31, 2003, the book value of Investor's holdings in EQT's funds totaled SEK 4,301 m.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund made no investments or divestments in the first quarter.

The fund has two investments in its portfolio from earlier and focuses on majority stake buyouts and growth investments in Asia, excluding Japan and India. The investment adviser of the fund is Investor's wholly owned subsidiary Investor Asia Limited, based in Hong Kong.

For more information: icp.investorab.com

New Investments' effect on the change in net asset value, January 1, 1998–March 31, 2003

SEK m.	1998	1999	2000	2001	2002	Jan.-March 2003	Total 1998–March 2003
Realized results (incl. dividends)	709	2 399	3 004	524	297	**40**	**6 973**
Write-downs, net	-344	14	-1 228	-2 802	-1 674	**168**	**-5 866**
Operating costs	-210	-249	-325	-336	-302	**-74**	**-1 496**
Result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**134**	**-389**
Change in surplus value, etc.	1 162	722	-955	-119	-625	**-195**	**-10**
Effect on net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**-61**	**-399**

Investor Growth Capital *is wholly owned by Investor and focuses on direct investments in growth companies in an expansion phase. The focus is on European, U.S. and Asian companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto, Hong Kong and Amsterdam. Investor Growth Capital has committed capital totaling USD 1.8 bn. Investments in European technology companies are concentrated within b-business partners.*

EQT *takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO*[*)] *funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB. EQT's funds have total commitments of approximately SEK 30 bn., of which Investor's commitments total about SEK 8 bn.*

Investor Capital Partners – Asia Fund *is a private equity fund with a focus on buyouts in Asia, excluding Japan and India. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited. Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., of which Investor's commitments total USD 200 m. Investor's remaining capital commitment in the Asia Fund totals USD 100 m.*

[*)] Leveraged buyout

Other Holdings

Other Holdings

	3/31 2003		12/31 2002	
	SEK/share	SEK m.	SEK/ share	SEK m.
Hi3G	2	1 621	2	1 421
Fund investments	1	956	1	929
Volvo	0	166	0	157
Other	1	422	1	429
Total, Other Holdings	**4**	**3 165**	**4**	**2 936**

Investor's Other Holdings affected the change in value by SEK 29 m. (665) in the first quarter. The change for the period was primarily attributable to fund investments.

Hi3G

Hi3G, which will launch its services under the global brand "3", is working intensively on building out its UMTS network and developing its customer offerings. In Sweden the company is conducting tests with external users of its services and plans to have its first paying customers in the second quarter. The number of services, functionality and geographic coverage of Hi3G's offering will be increased on a step-by-step basis.

The peak financing need still amounts to the previously announced estimate of approximately USD 2.3 bn. for Hi3G's businesses in Sweden and Denmark. Investor owns 40 percent of Hi3G.

The owners and the company are continuously reviewing the business to further improve cost efficiency. Investor currently estimates that its capital contribution to Hi3G, in the form of a shareholder's contribution, will total between SEK 4 bn. and SEK 5 bn., including the SEK 1,648 m. that has been provided to date. In addition to the capital contribution, there is a loan to Hi3G in the amount of SEK 286 m., which is reported in the item "Other assets and liabilities". Investor has thus provided a total of SEK 1,934 m. to Hi3G. Of this amount, SEK 200 m. was provided in the first quarter in the form of a shareholder's contribution and SEK 162 m. in the form of a loan.

In the first quarter Investor reached an agreement for a SEK 3 bn. bank facility for Investor's share of Hi3G's loan financing. As reported earlier, the intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis.

For more information: www.tre.se

Other Operations

Other Operations

	3/31 2003		12/31 2002	
	SEK/share	SEK m.	SEK/ share	SEK m.
The Grand Group	1	1 075	1	1 075
Land and real estate	1	350	1	350
Active portfolio management	0	134	0	26
Other	0	33	0	29
Total, Other Operations	**2**	**1 592**	**2**	**1 480**

Active portfolio management

The result of Investor's active portfolio management activities was SEK -3 m. in the first three months of 2003 (174).

The Grand Group

The result after net financial items for The Grand Group was SEK -22 m. in the first three months of the year (-20). The economic downturn, which has resulted in a lower occupancy rate, and major expensed renovation work continued to have a negative impact on the group's financial performance.

For more information: www.grandhotel.se

Consolidated results

Income after financial items amounted to SEK 147 m. during the period (877). The amount includes realized results from holdings and write-downs totaling SEK 125 m. (556).

Operating costs amounted to SEK 146 m. in the first three months of the year, as against SEK 160 m. in the corresponding period of 2002, a 9-percent reduction in expenses since last year.

Income for the period (after tax) was SEK 113 m. (824).

A more detailed description of operations is provided as a table in Appendix 1 on page 13.

Consolidated net debt

Consolidated net debt was SEK 17,320 m. at the end of the period, as against SEK 16,358[1] m. at year-end 2002. Investor's net debt thereby amounted to 23 percent of total assets (21).

In the first quarter, Investor obtained long-term funding in the amount of SEK 4.4 bn. for refinancing purposes. Of this amount, SEK 2.6 bn has a maturity of 30 years. Investor's syndicated bank loan of USD 1 bn. was renegotiated in the same amount and has a maturity of five years. The Swedish Medium Term Note program was also updated and increased. On March 31, 2003, the Group's loans amounted to SEK 27,911 m. (21,525).

Cash and short-term placements increased during the three-month period to SEK 10,786 m. on March 31, 2003 (5,361).


Consolidated net debt
SEK bn.
Percent
0
-5
-10
-15
-20
5
10
15
20
25
1999
2000
2001
2002
3/31 2003
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

1) Adjusted by SEK 124 m. for a receivable relating to Hi3G that is no longer included in the calculation of net debt.

Share capital

Investor's share capital on March 31, 2003 amounted to SEK 4,795 m. (SEK 4,795 m. on December 31, 2002).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Other

The Board of Directors of Investor AB has approved the company's employee stock option program for 2003. The program, which covers all employees in wholly owned investment subsidiaries, is based on the same structure as the employee stock option programs that have existed for personnel since 2000 (see Investor's Annual Report). Investor strives to offer compensation in line with market practices that makes it possible to recruit senior executives and other employees and retain them in the company. Employee compensation is adapted to Investor's underlying operations and normally consists of fixed salary, variable salary, variable long-term incentive programs (including employee stock option programs) and pension (which for senior executives consists mainly of a defined-contribution pension plan).

The strike price for the 2003 employee stock option program has been set at SEK 52.50 per share, corresponding to the closing price of the Investor share on the first trading day after the release of Investor's Year-end Report for 2002 plus 10 percent. The program comprises 3.7 million options (corresponding to as many underlying shares). The term is seven years, during which the options will gradually become available over a three-year period. The theoretical value of an option is SEK 8.21 and the theoretical value of the entire program is SEK 30 million.

Exposure to increases in the share price, including any social security fees, is hedged by means of hedge contracts from earlier. The annual cost of these contracts amounts to an interest expense based on the value of the underlying shares, less the dividend on the underlying shares. No new shares will be issued as a result of the employee stock option program. The theoretical dilution for the 2003 employee stock option program amounts to 0.48 percent. The total theoretical dilution for all outstanding

employee stock option programs amounts to 1.3 percent. See also "Accounting principles" below.

Accounting principles

When preparing this interim report, the same accounting principles have been applied as those used in the preparation of the latest annual report. The interim report has been prepared in accordance with Recommendation No. 20 of the Swedish Financial Accounting Standards Council.

Application of the new recommendations from the Swedish Financial Accounting Standards Council, which came into effect on January 1, 2003, have not had any effect on this report.

Holdings in associated companies are reported in accordance with the acquisition value method. This report will be supplemented with the consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity), which will be made available on Investor's website as of May 31, 2003.

As noted in the Annual Report, Investor hedges its seven-year employee stock option programs only against increases in the company's share price. The decrease in Investor's share price below the average hedge price is reported on an ongoing basis as an adjustment item under shareholders' equity. To the extent that Investor's share price is lower than the hedge price, any possible negative effects on cash flow would not arise until after the seven-year term of the option programs.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Financial calendar 2003

July 10	Interim Report, January-June
October 13	Interim Report, January-September

Stockholm, April 23, 2003

M. Wallenberg

Marcus Wallenberg

President and Chief Executive Officer

For information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President,
Corporate Communications: +46 8 614 2031,
+46 70 624 2031
fredrik.lindgren@investorab.com

Investor Relations Group, +46 8 614 2800
ir@investorab.com

This interim report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2003 1/1-3/31	2002 1/1-3/31
Dividends	365	566
Realized results	-41	-
Operating costs	-39	-41
Net income - Core Holdings	**285**	**525**
Dividends	42	15
Realized results and write-downs	166	-9
Operating costs	-74	-72
Net income - New Investments	**134**	**-66**
Dividends	29	11
Realized results and write-downs	5	404
Operating costs	-2	-2
Net income - Other Holdings	**32**	**413**
Net sales	126	126
Cost of goods and services sold	-150	-127
Net income, active portfolio management	-3	174
Operating costs	-22	-31
Net income - Other Operations	**-49**	**142**
Groupwide operating costs	-9	-14
Operating income	**393**	**1 000**
Net financial items	-246	-123
Income after financial items	**147**	**877**
Taxes	-32	-50
Minority interest	-2	-3
Net income for the period	**113**	**824**
Basic earnings per share, SEK	**0.15**	**1.07**
Diluted earnings per share, SEK	**0.15**	**1.07**

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2003 3/31	2002 12/31
Assets		
Equipment and real estate, etc.	1 428	1 422
Shares and participations	66 796	66 312
Receivables	4 742	1 217
Cash and cash equivalents	7 950	5 361
Total assets	**80 916**	**74 312**
Shareholders' equity and liabilities		
Shareholders' equity	49 356	49 345
Provision for pensions	195	194
Loans	27 911	21 525
Other liabilities and provisions	3 454	3 248
Total shareholders' equity and liabilities	**80 916**	**74 312**

Net debt		
Cash and short-term investments	10 786 [1)]	5 361
Loans	-27 911	-21 525
Provision for pensions	-195	-194
Total net debt	**-17 320**	**-16 358**

1) Including cash and cash equivalents totaling SEK 7,950 m. and pending settlements relating to raised loans totaling SEK 2,836 m.

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2003 3/31	2002 12/31
Opening balance	49 345	52 986
Dividend to shareholders	-	-4 219
Hedging of employee stock option program	-25	-432
Exchange rate differences	-77	-600
Net income for the period	113	1 610
Closing balance	49 356	49 345

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2003 1/1-3/31	2002 1/1-3/31
Cash flow from operating activities		
Core Holdings		
Dividends received	16	14
New Investments		
Dividends received	37	15
Other Holdings		
Dividends received	25	11
Active portfolio management, Other Operations and operating costs		
Payments received	4 989	19 369
Payments made	-5 367	-18 908
Cash flow from operating activities before net interest income/expense and income taxes	**-300**	**501**
Interest received/paid	-222	-64
Income taxes paid	-271	-255
Cash flow from operating activities	**-793**	**182**
Cash flow from investing activities		
Core Holdings		
Purchases	-	-334
Sales	50	-
New Investments		
Purchases, etc.	-397	-854
Sales	566	542
Other Holdings		
Purchases, etc.	-200	-160
Investments in tangible fixed assets	-21	-9
Sold tangible fixed assets	-	10
Cash flow from investing activities	**-2**	**-805**
Cash flow from financing activities		
Long-term loans raised	1 419	4 537
Long-term loans amortized	-	-694
Change in short-term financial liabilities, net	1 971	-490
Cash flow from financing activities	**3 390**	**3 353**
Cash flow for the period	**2 595**	**2 730**
Cash and cash equivalents, opening balance	**5 361**	**3 371**
Effect of exchange rate changes	-6	-12
Cash and cash equivalents, closing balance	**7 950**	**6 089** [1]

1) Adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-	-408

APPENDIX 1 – INVESTOR'S PERFORMANCE BY BUSINESS AREA

Performance by business area 1/1-3/31 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	365	42	29	2		438
Realized result	-41	-2		-5 [1]		-48
Write-downs		168	5			173
Other revenues and expenses				-24 [2]		-24
Operating costs	-39	-74	-2	-22	-9	-146
Operating income	**285**	**134**	**32**	**-49**	**-9**	**393**
Net financial items					-246	-246
Taxes and minority interest					-34	-34
Income for the period	**285**	**134**	**32**	**-49**	**-289**	**113**
Change in surplus value	-3 943	-126	24	34		-4 011
Other (currency, etc.)		-69			-33	-102
Effect on the change in net asset value	***-3 658***	***-61***	***56***	***-15***	***-322***	***-4 000***

Net asset value by business area 3/31 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	51 810	11 540	2 897	1 004	-575	66 676
Accumulated surplus value	7 460	1 197	268	588		9 513
Net debt					-17 320	-17 320
Total net asset value	***59 270***	***12 737***	***3 165***	***1 592***	***-17 895***	***58 869***

Performance by business area 1/1-3/31 2002

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	566	15	11	13		605
Realized result		101		104 [1]		205
Write-downs		-110	404	57		351
Other revenues and expenses				-1 [2]		-1
Operating costs	-41	-72	-2	-31	-14	-160
Operating income	**525**	**-66**	**413**	**142**	**-14**	**1 000**
Net financial items					-123	-123
Taxes and minority interest					-53	-53
Income for the period	**525**	**-66**	**413**	**142**	**-190**	**824**
Change in surplus value	-586	-132	261	161	-12	-308
Other (currency, etc.)		-114			-3	-117
Effect on the change in net asset value	***-61***	***-312***	***674***	***303***	***-205***	***399***

Net asset value by business area 3/31 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	47 951	11 114	4 938	1 787	-382	65 408
Accumulated surplus value	62 315	1 377	778	592	-70	64 992
Net debt					-11 717	-11 717
Total net asset value	***110 266***	***12 491***	***5 716***	***2 379***	***-12 169***	***118 683***

[1] Sales within active portfolio management activities amounted to SEK 4,577 m. (18,190).

[2] Net sales amounted to SEK 126 m. (126).